CM
3-10

S| 05036478 MMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-28980

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-04 (MM/DD/YY) AND ENDING 12-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURITIES SERVICE NETWORK, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10207 TECHNOLOGY DRIVE, SUITE 1
(No. and Street)

KNOXVILLE (City) TN (State) 37932 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CARL D. HOLLINGSWORTH, PRESIDENT (865) 777-4677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHERRY, BEKAERT & HOLLAND, L.L.P.
(Name – *if individual, state last, first, middle name*)

P. O. BOX 788 (Address) KNOXVILLE (City) TN (State) 37901 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2005
WASH. D.C.
179

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CARL D. HOLLINGSWORTH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITIES SERVICE NETWORK, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Carl D. Hollingsworth
Signature

PRESIDENT
Title

CHRISTA L. BROWN
STATE OF TENNESSEE
NOTARY PUBLIC
KNOX COUNTY

Christa L. Brown
Notary Public

MY COMMISSION EXPIRES: 10-11-08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in [illegible]. CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. SEE NOTE 6 ON PAGE 8
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Contents

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Securities Service Network, Inc.
Knoxville, Tennessee

We have audited the accompanying consolidated statements of financial condition of Securities Service Network, Inc. and Subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of income and comprehensive income, changes in stockholder's equity and cash flows for the years ended December 31, 2004 and 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Securities Service Network, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Cherry Bekaert & Holland, LLP

Knoxville, Tennessee
February 22, 2005

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition
December 31, 2004 and 2003

Assets

	2004	2003
Current assets		
Cash	$ 794,446	$ 638,702
Investments in money markets	4,599,015	6,489,467
Cash deposited with clearing agent	100,000	100,000
Cash and cash equivalents	5,493,461	7,228,169
Accounts receivable, net of allowance for doubtful accounts of $50,000 in 2004 and $70,000 in 2003	849,431	1,184,914
Advances to related parties	2,563	330
Investments in marketable securities	3,027,970	63,543
Prepaid expenses	48,185	79,859
Total current assets	9,421,610	8,556,815
Deferred income tax benefit	83,500	74,000
Long-term investments	93,840	119,600
	$ 9,598,950	$ 8,750,415

Liabilities and Stockholder's Equity

	2004	2003
Current liabilities		
Accounts payable	$ 361,160	$ 538,756
Accounts payable - related parties	519,903	342,839
Accounts payable - clearing firms	110,006	100,246
Commissions payable	1,589,125	2,066,531
Accrued expenses	2,067,644	1,638,848
Accrued income taxes	98,866	68,923
Deferred income	79,360	207,586
Clearing deposits	5,419	20,431
Total current liabilities	4,831,483	4,984,160
Stockholder's equity		
Common stock (no par value). Authorized 2,000 shares; issued and outstanding 1,000 shares	6,000	6,000
Retained earnings	4,761,467	3,762,235
Accumulated other comprehensive loss	-	(1,980)
Total stockholder's equity	4,767,467	3,766,255
	$ 9,598,950	$ 8,750,415

See accompanying notes to financial statements.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Consolidated Statements of Income and Comprehensive Income
For the years ended December 31, 2004 and 2003

	2004	2003
Revenues		
Commission income	$ 36,458,704	$ 36,051,596
Advisory service fees	10,628,057	6,815,862
Securities transaction fees	3,233,038	3,322,959
Conference income	650,478	535,015
Registered representative fees	2,619,060	2,230,416
Miscellaneous income	659,999	651,739
Total revenues	54,249,336	49,607,587
Direct costs		
Commission expense	34,358,785	33,999,812
Advisory service fees expense	10,538,904	6,783,896
Conference expense	365,022	230,583
Trade desk expense	1,220,868	1,265,526
Total direct costs	46,483,579	42,279,817
Gross profit	7,765,757	7,327,770
Operating expenses	5,531,522	5,286,658
Operating income	2,234,235	2,041,112
Other income (expense)		
Interest expense	(386)	(294)
Realized gain (loss) on assets	411,453	(3,300)
Unrealized gain (loss) on trading securities	(49,473)	-
Impairment losses on marketable securities	-	(646,533)
Miscellaneous income	207	1,050
Interest income	34,431	35,161
Dividend income	44,752	17,724
Other income - net	440,984	(596,192)
Income before income taxes	2,675,219	1,444,920
Income taxes		
Current expense	183,507	138,414
Deferred benefit	(9,500)	(2,200)
Total income taxes	174,007	136,214
Net income	2,501,212	1,308,706
Other comprehensive income		
Reclassification adjustment for losses included in net income	1,980	646,533
Unrealized gain (loss) on investments	-	2,520
Comprehensive income	$ 2,503,192	$ 1,957,759

See accompanying notes to financial statements.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
For the years ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities		
Net income	$ 2,501,212	$ 1,308,706
Adjustments to reconcile net income to net cash provided by operating activities		
Realized (gain) loss on sale of marketable securities	(411,453)	3,300
Unrealized impairment losses	-	646,533
Unrealized loss on trading securities	49,473	-
(Increase) decrease in accounts receivable and advances	333,250	(61,625)
Decrease in prepaid expenses	31,674	43,107
Increase in deferred taxes	(9,500)	(2,200)
Increase in accounts payable and accrued expenses	438,024	574,803
Increase (decrease) in commissions payable	(477,406)	115,093
Increase (decrease) in deferred income	(128,226)	90,287
Increase in accrued income taxes	29,943	3,343
Decrease in clearing deposits payable	(15,012)	(180)
Net cash provided by operating activities	2,341,979	2,721,167
Cash flows used in investing activities		
Purchase of marketable securities	(22,343,334)	-
Proceeds from sales of marketable securities	19,766,647	-
Net cash used in investing activities	(2,576,687)	-
Cash flows used in financing activities		
Dividend paid	(1,500,000)	(1,400,000)
Net increase (decrease) in cash and cash equivalents	(1,734,708)	1,321,167
Cash and cash equivalents at beginning of year	7,228,169	5,907,002
Cash and cash equivalents at end of year	$ 5,493,461	$ 7,228,169

See accompanying notes to financial statements.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholder's Equity
For the years ended December 31, 2004 and 2003

	Common stock	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance at December 31, 2002	$ 6,000	$ 3,853,529	$ (651,033)	$ 3,208,496
Dividends paid	-	(1,400,000)	-	(1,400,000)
Net income	-	1,308,706	-	1,308,706
Reclassification adjustment for losses included in net income	-	-	646,533	646,533
Unrealized gain on investments	-	-	2,520	2,520
Balance at December 31, 2003	6,000	3,762,235	(1,980)	3,766,255
Dividends paid	-	(1,500,000)	-	(1,500,000)
Net income	-	2,501,212	-	2,501,212
Reclassification adjustment for losses included in net income	-	(1,980)	1,980	-
Balance at December 31, 2004	$ 6,000	$ 4,761,467	$ -	$ 4,767,467

See accompanying notes to financial statements.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2004 and 2003

Note 1 - Summary of significant accounting policies and nature of operations

The consolidated financial statements include the accounts of the Securities Service Network, Inc. and its wholly owned subsidiaries SSN Agency, Inc., a New York state company, SSN Agency of Texas, Inc., a Texas state company, Network Agency of Alabama, Inc., an Alabama state company, Network Agency of Ohio, Inc., an Ohio state company, and Network Agency and SSN Advisory, Inc., Tennessee state companies (the "Company"). All material intercompany balances and transactions are eliminated in the consolidation.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of National Association of Securities Dealers, Inc. (NASD). The Company clears general securities transactions through National Financial Services Corporation (NFSC) and Pershing, members of New York Stock Exchange (NYSE).

The Company grants credit to its customers, substantially all of who are independent sales representatives that are geographically dispersed across the country. The Company's revenues from the services it provides may be affected by securities market conditions.

The Company provides administrative and educational services for affiliated independent registered representatives. The representatives pay the Company a flat monthly fee for these services and also pay for the cost of clearing transactions through NFSC and Pershing and for certain other direct expenses.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates each counterparty's financial condition and creditworthiness before making a decision to conduct business with that counterparty and on an on-going periodic basis.

Customers' "Application Way" mutual fund and annuity transactions and related commission income and expense are recorded on a settlement date basis. Customers' securities transactions and secondary market transactions and related commission income and expense are recorded on a settlement date basis which is not materially different from trade date basis.

- Deferred income - Amounts recorded as deferred income reflect prepaid fees received from representatives, marketing support and conference fees paid in advance.

- Cash equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents.

- Accounts receivable - Accounts receivable consist of trade accounts receivable and are stated at cost less an allowance for doubtful accounts. Credit is extended to registered representatives after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio.

- Income taxes - Deferred income taxes are recognized for temporary differences between the income tax basis and financial statement basis of assets and liabilities. Such taxes reported resulted from a temporary difference due to a change in the allowance for doubtful accounts and from accrued expenses not deductible for tax purposes. In 1997, the Company elected to be treated as an S-Corporation for federal income tax purposes. This election also included changing the Company's year-end from January 31 to December 31.

*Note 1 - **Summary of significant accounting policies (continued)***

- Advertising - Advertising costs are expensed as incurred and amounted to $89,350 in 2004 and $113,019 in 2003.

- Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Note 2 - **Cash balances***

The Company maintains cash balances in one financial institution located in Knoxville, Tennessee. The Federal Deposit Insurance Corporation (FDIC) insures these balances up to $100,000. Deposits in this institution exceeded FDIC coverage by $369,448 at December 31, 2004 and $440,176 at December 31, 2003. The Company also maintains a sweep account backed by U. S. government securities at the same financial institution. The Company also had at $677,293 at December 31, 2004 and $669,398 December 31, 2003 deposited in a money market investment account that is insured up to $500,000. Another money market account had $1,201,614 at December 31, 2004 and $1,173,326 at December 31, 2003 in cash and money market fund that is insured up to $500,000 with an insurance policy to cover the remaining investments. The Company carries an additional account that had $2,770,106 at December 31, 2004 and $4,746,742 at December 31, 2003 in cash and money market fund that is insured up to $100 million.

*Note 3 - **Investments***

In 2004, the classification of investments changed from available for sale to trading. Investments in marketable securities consist of U.S. corporate equity securities and asset-backed debt securities. These investments are classified as trading securities. These securities are bought and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings. At December 31, 2004, the fair value of these securities was $3,027,970 and their cost was $3,083,753. Realized gains were $411,453 in 2004.

In 2003, investments in marketable securities consist of U.S. corporate equity securities and asset-backed debt securities and are classified as available for sale. The securities are reported at fair value based on quoted market prices with net unrealized gains and losses reported as other comprehensive income. Gains or losses on the sale of securities are recognized on a specific identification, trade date basis. Certain securities classified as available for sale have been in a continuous unrealized loss position for over eighteen months. In accordance with Statement 115 and EITF Issue No. 03-1, these investments are considered to be other-than-temporarily impaired and, as a result, were written down by $646,533 to $33,023, their fair value at December 31, 2003. The fair value of the securities at December 31, 2003 represents the new cost basis for these investments. The Company had other investments in U.S. equity securities that were in a loss position for less than twelve months as of December 31, 2003. The fair value of these investments was $30,520 with an unrealized loss of $1,980.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)
December 31, 2004 and 2003

Note 4 - Related party transactions

The Company engages in various transactions with its sole stockholder and other business entities controlled by the sole stockholder. Amounts due from or to those related businesses are shown as "accounts payable - related parties" on the statement of financial condition and payment or collection is anticipated in the normal course of business.

The Company also paid Renaissance Capital Corporation, a corporation controlled by the Company's sole shareholder, $48,000 for equipment rental and $129,000 for management services in 2004 and 2003.

Advances to related parties were $2,563 at December 31, 2004 and $330 at December 31, 2003.

Note 5 - Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule, (Rule 15c3-1), which requires the maintenance of minimum net capital. The minimum net capital requirement is the greater of $100,000 or 6-2/3% of aggregate indebtedness, both terms as defined by the rule. The Company's net capital was $3,484,083 at December 31, 2004 and $3,010,767 at December 31, 2003 and exceeded the capital requirement by $3,162,037 at December 31, 2004 and $2,678,533 at December 31, 2003. The net capital position stated above is for the Parent entity since only the Parent entity's net capital position is reported to the SEC. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) may not exceed 15 to 1. The net capital ratio was 1.39 to 1 at December 31, 2004 and 1.66 to 1 at December 31, 2003. The minimum net capital requirements may restrict the payment of dividends.

Note 6 – Liabilities subordinated to claims of creditors

There were no liabilities subordinated to general creditors for the years ended December 31, 2004 and 2003, and there were no changes in liabilities subordinated to general creditors for the years then ended.

Note 7 - Income taxes

Deferred income tax benefits are provided for the tax effect of the allowance for doubtful accounts and reserve for legal expenses and settlements. Because of the nature of the asset and liability giving rise to the deferred tax benefit, no valuation allowance has been provided. The deferred income tax benefit only represents the state tax benefit since the Company no longer pays federal income taxes. Income is now taxed to the Company's sole shareholder. If the Company had been taxable as a C-Corporation, federal income tax expense would have been $869,372 in 2004 and $678,503 in 2003.

Note 8 - Contingencies

The Company is involved in certain claims arising in the normal course of business. As of December 31, 2004, the Company had four pending claims and potential arbitrations alleging violations of NASD rules. The Company is seeking, and fully expects, to settle for less than the amount sought or to have some or all of the claims dismissed.

Management does not believe the outcome of any of the pending or threatened litigation, either singularly or in total, would have a material adverse effect upon the Company's consolidated financial statements. The Company became self-insured for any potential losses sustained for any activities after August 31, 2000. The Company has accrued certain amounts to cover estimated future legal settlements and fees. The Company has also accrued amounts for deductibles related to errors and omissions coverage and estimated uninsurable losses. Management believes that the accrued amounts and the errors and omissions coverage is adequate to cover all losses.

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)
December 31, 2004 and 2003

Note 9 - Supplemental cash flow information

Income taxes paid amounted to $156,130 in 2004 and $136,679 in 2003.

Note 10 - Employee retirement plan

The Company established a 401(k) retirement plan for all employees who were employed on the plan's effective date of April 1, 1996. For all other plan years an employee must have completed one year of employment and be at least twenty-one years old. Employees who participate in the plan can make pre-tax contributions to the plan in an amount up to 15% of their compensation. The fund's earnings from these contributions are tax-deferred.

The employer's matching contributions are calculated at up to 6% of the employee's compensation and are contributed to the fund on an annual basis. Employer discretionary matching contributions were $104,521 in 2004 and $95,574 in 2003.

Effective January 1, 1999, the Company established a non-qualified incentive plan for key employees in order to compensate those employees for the future long-term growth of the Company. Participants are awarded shares of units, each of which represent a hypothetical value of one percent of the outstanding stock of the Company. The value of each unit is determined annually as prescribed in the plan. The units are redeemable under certain circumstances upon retirement or separation from employment. In the initial year, twelve units were awarded to participants in the plan. In 2003, an additional share was awarded to a participant that increase the total units to thirteen. The liability for the increase in value of the units from the initial valuation date, January 1, 1999, is included in accrued expenses. Participants also may receive compensation based on dividend payments. The Company accrued $89,655 in compensation related to dividends declared in 2004 and payable in 2005 and $74,713 in compensation related to dividends declared in 2003 and payable in 2004. The plan provides for an accelerated and increased benefit in the event of a premature change in control of the Company. At the present time, there are no planned events that would result in change of control.

Note 11 - Operating lease commitment

On July 23, 1999, the Company entered into operating lease agreements for its office space. As of December 31, 2004, future minimum rental payments under the operating leases, which expire November 30, 2007, amounted to the following:

2005	$210,000
2006	210,000
2007	192,500
	$612,500

Total rental expense amounted to $234,323 in 2004 and $233,772 in 2003.

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON ACCOMPANYING INFORMATION REQUIRED BY SEC RULE 17a-5

The Board of Directors
Securities Service Network, Inc.
Knoxville, Tennessee

We have audited the accompanying consolidated financial statements of Securities Service Network, Inc. and Subsidiaries as of and for the years ended December 31, 2004 and 2003, and have issued our report thereon dated February 22, 2005. Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The accompanying information on pages 11 through 16 is presented for the purposes of additional analysis and is not a required part of the consolidated financial statements, but includes supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

Cherry, Bekaert & Holland, LLP

Knoxville, Tennessee
February 22, 2005

Schedule 1

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Consolidated Operating Expenses
For the years ended December 31, 2004 and 2003

	2004	2003
Advertising	$ 3,962	$ 4,841
Advisory council	2,475	3,025
Bad debts	4,036	33,242
Computer expense	6,509	5,974
Consulting and software support	115,686	21,459
Contributions	1,650	100
Dues and subscriptions	4,431	5,678
Education	31,051	27,543
Equipment rental	79,842	80,342
Insurance	214,457	280,772
Legal	861,803	852,366
Management fees	129,000	129,000
Miscellaneous	849	1,828
Office supplies and expense	161,430	192,249
Professional fees	18,250	17,581
Recruiting and advertising	95,206	116,636
Repairs and maintenance	19,157	21,609
Regulatory and registration fees	396,401	332,590
Rent	234,323	233,772
Salaries, wages and other compensation	2,783,480	2,559,488
Supplies - other	3,663	3,389
Taxes and licenses	205,702	198,891
Telephone and utilities	78,392	79,300
Travel and entertainment	79,767	84,983
	$ 5,531,522	$ 5,286,658

Schedule 2

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Computation of Net Capital Under Rule 15c3-1
December 31, 2004

Total stockholder's equity	$ 4,775,569
Deductions (non-allowable assets and adjustments)	
Other assets and prepaid expenses	144,685
Petty cash	200
Receivables from non-customers	5,213
Securities not readily marketable	93,840
Unsecured accounts receivable	260,034
	503,972
Net capital before haircuts on securities positions and undue concentration adjustment	4,271,597
Haircuts on securities	588,617
Undue concentration	198,897
Net capital	$ 3,484,083
Total liabilities	$ 4,830,703
Total aggregate indebtedness	$ 4,830,703
Minimum net capital required (greater of $100,000 or 6-2/3% of aggregate indebtedness)	$ 322,047
Excess net capital	3,162,036
Net capital	$ 3,484,083
Ratio of aggregate indebtedness to net capital	1.39 to 1

Schedule 3

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Schedule of Material Inadequacies - Rule 17a-5(j)
December 31, 2004

Material Inadequacy	Corrective Action Taken or Proposed
None	Not applicable

Schedule 4

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Reconciliation of Audited Net Capital to Original Filing
December 31, 2004

There are no material differences between the audited net capital and that computed by Securities Service Network, Inc. and included in the Company's unaudited Part II Focus Report filing as of December 31, 2004.

Schedule 5

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Information Relating to Reserve Requirements Under Rule 15c3-3
December 31, 2004

Securities Service Network, Inc. is exempt from the computation of determination of the reserve requirements under provisions of Rule 15c3-3 subparagraph (k)(2)(ii).

Schedule 6

SECURITIES SERVICE NETWORK, INC. AND SUBSIDIARIES

Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2004

Securities Service Network, Inc. is exempt from reporting information relating to possession or control requirements under provisions of Rule 15c3-3 subparagraph (k)(2)(ii).

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Securities Service Network, Inc.
Knoxville, Tennessee

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Securities Service Network, Inc. for the year ended December 31, 2004, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, LLP

Knoxville, Tennessee
February 22, 2005